GOLDBELT RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED December 31, 2005

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended June 30, 2005. Except as discussed below, all other factors referred to and discussed at June 30, 2005 remain substantially unchanged. Financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.

All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at February 28, 2006. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. ("Goldbelt" or the "Company") is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

On March 3, 2005, Goldbelt completed the acquisition of the Burkina Faso assets of Resolute Limited ("Resolute) of Perth Australia and a concurrent private placement of 16,000,000 units at $0.50 per unit to raise gross proceeds of $8,000,000. The principal property assets acquired include the Belahouro and Houndé area gold exploration permits in Burkina Faso.

Belahouro Permits
The Belahourou exploration permit is located in northern Burkina Faso, close to the Mali-Burkina Faso border. The Company has identified a number of deposits and gold showings along the Inata, Minfo, Souma and Fete Kole gold trends. The Company has incurred approximately $7.9 million in acquisition costs and spent $3.1 million on this property as at December 31, 2005.

The Inata trend has three deposits along a 5 km strike length. These three deposits have a currently estimated NI 43-101 resource of 15 million tonnes grading an average of 1.9 Au g/t gold in the measured and indicated category and 4.9 million tonnes grading 1.4 Au g/t gold in the inferred category. Total resources, using a cut-off grade of 0.5 Au g/t , are 933,000 measured and indicated ounces of gold and 226,000 inferred ounces of gold. The resource calculation is based on the historic database at Belahouro, plus the results of the 2004 and 2005 drilling programs. The resource statement was prepared and reported in accordance with National Instrument 43-101 (Canada) by RSG Global as of October 17, 2005, a qualified resource consultancy based in Perth, Australia.

In December 2005, the Company submitted an application for a mining permit (Exploitation License) for the future development of the Inata Gold Mine. The Exploitation License Application consisted of three elements as proscribed by the Laws of Burkina Faso:

- Environmental Impact Statement
- Sociological Impact Study
- Development Plan

Goldbelt is awaiting approval of this application which is expected in the third quarter of calendar 2006.

As the rest of the Belahouro exploration permit was subject to expiry in April 2006, the Company has submitted applications for several exploration permits covering this area.

The Development Plan provided the substantiation for the exploitation of the Inata deposit and the basis for the Exploitation Permit application to the Government of Burkina Faso. The Environmental Impact Statement, prepared by the independent consultants Socrege, details the sociological and potential environment impact associated with the mining and processing facilities at Inata.

The Development Plan was prepared by Goldbelt in house and was based on an earlier report (the "Technical Report") dated December 2, 2005 which evaluated a number of alternative proposals for the development and operations of the Inata project. The Technical Report was prepared by the independent consultants GBM MEC Ltd. (UK) and RSG Global.

GBM evaluated a number of process and production options from which Goldbelt selected an open-pit mining operation at an annual production rate of 1.0 million tonnes feeding a Conventional CIL gold process plant that discharges dry waste tailings in order to minimize water consumption.
The optimum case determined from the Technical Report is a 2.0 million tonnes-per-annum operation producing approximately 150,000 ounces of gold. A 30,000-meter drilling program is to be undertaken in 2006 while the permitting process is in progress which will provide a resource base for the development of a feasibility study at this optimum production rate. It is anticipated that this feasibility study will be completed in autumn 2006. The drill program and feasibility study are expected to cost US$1.8 million and US$1 million, respectively, and funding is expected through additional equity financing and/or debt financing.

Other exploration permits
In addition to the Belahouro exploration permit, Goldbelt has been issued ten highly prospective exploration licenses covering an area of approximately 2,216 km². The Houndé area licenses located in southwestern Burkina Faso cover an area of approximately 1,155 km². The five licenses (Bouhaoun, Karba, Kopoi, Lamou and Wakui) in this area are immediately south of Semafo's Mana Project and immediately north of Orezone's Bondi Project. The Mandiasso and Diosso licenses cover a 500 km² area immediately south of the Houndé area licenses. The Oka Gakinde and Guesselnay licenses cover a 496 km² area immediately north of the Belahouro Exploration Permit. The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km² area.

Goldbelt's geologists are actively exploring the Houndé area and to date we have collected and assayed approximately 16,000 soil samples and are currently collating and plotting the results. The Company has incurred approximately $346,000 in acquisition costs and spent $220,000 on these permits as at December 31, 2005.

Analysis of Exploration Properties

The following table details the expenditures incurred on the Burkina Faso properties as at December 31, 2005:

	Belahouro $	Other permits $	Total $
Balance – June 30, 2004	-	-	-
Acquisition from Resolute	7,928,351	346,167	8,274,518
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	138,908	351,634
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	921,917	–	921,917
Equipment amortization	4,496	–	4,496
Field supplies	44,131	–	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Salaries and benefits	254,067	–	254,067
Travel and fuel	87,577	2,191	89,768
Balance – June 30, 2005	9,741,320	499,883	10,241,203
Administrative	64,062	7,003	71,065
Assay and sampling	125,967	1,890	127,857
Camp and general	10,518	2,414	12,932
Communications	17,348	1,535	18,883
Drilling	297,254	-	297,254
Environmental studies	86,220	-	86,220
Field supplies	10,028	2,404	12,432
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	1,706	-	1,706
Project engineering	169,293	-	169,293
Repairs and maintenance	26,062	-	26,062
Resource and mine engineering	124,802	-	124,802
Safety	1,194	335	1,529
Taxes	4,067	12,188	16,255
Salaries and benefits	222,247	37,090	259,337
Travel and fuel	80,532	2,014	82,546
Expenditures for the period	1,271,129	66,873	1,338,002
Balance – December 31, 2005	11,012,449	566,756	11,579,205

The Company incurred costs of $395,336 on the Belahouro property in the three month period ended December 31, 2005. The most significant expenditures related to drilling ($115,459), salaries and benefits ($60,680) engineering studies $42,561), environmental studies ($33,553), and assay and sampling ($25,323). Cumulative expenditures of $1,271,129 were incurred for the six months ended December 31, 2005 consisting of drilling ($297,254), salaries and benefits ($222,247), project engineering ($169,293), resource and mine engineering ($124,802), assay and sampling ($146,698) and environmental studies ($86,220),. These costs were incurred as the Company completed its drill program on Inata in order to determine the resources on this property and complete the Environmental Impact Study, Sociological Impact Study and Development Plan as part of its submission to the Burkina Faso government for a mining permit.

The Company incurred costs of $64,116 on its other permits in Burkina Faso in the three months period December 31, 2005. Cumulative expenditures of $66,873 were incurred for the six months ended December 31, 2005. The most significant expenditures on this property to date relate to sampling and assaying on these highly prospective properties as well as costs to maintain the permits in good standing

Selected Quarterly Information

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

$ Cdn	Dec 31, 2005 2nd Quarter Fiscal 2006	Sep 30, 2005 1st Quarter Fiscal 2006	Jun 30, 2005 4th Quarter Fiscal 2005	Mar 31, 2005 3rd Quarter Fiscal 2005
Statement of operations				
Loss	(820,338)	(346,534)	(386,375)	(965,154)
Loss per share	(0.02)	(0.01)	(0.01)	(0.06)
Balance Sheet				
Working capital (deficiency)	(1,383,371)	(472,826)	745,129	2,851,746
Total Assets	12,789,020	13,507,222	14,862,378	13,749,743
Shareholders' equity	10,307,048	10,706,347	11,031,761	11,201,702
Statement of Cash Flows				
Investments in mineral properties	400,107	1,718,725	896,512	2,003,916
Cash flow from issue of shares	23,033	Nil	Nil	7,346,725

Selected Quarterly Information (continued)

$Cdn	Dec 31, 2004 2nd Quarter Fiscal 2005	Sep 30, 2004 1st Quarter Fiscal 2005	Jun 30, 2004 4th Quarter Fiscal 2004	Mar 31, 2004 3rd Quarter Fiscal 2004
Statement of operations				
Net income (loss)	(199,368)	(185,622)	(221,993)	235,493
Net income (loss) per share - basic and diluted	(0.02)	(0.02)	(0.03)	0.02
Balance Sheet				
Working Capital	620,654	620,022	1,057,933	987,280
Total Assets	1,056,092	997,317	1,074,334	1,011,707
Shareholders' equity	950,714	950,082	1,057,933	987,280
Statement of Cash Flows				
Investments in mineral properties	Nil	Nil	Nil	Nil
Cash flow from issue of shares	200,000	Nil	275,000	100,000

Results of Operations

Three Months Ended December 31, 2005

For the three month period ended December 31, 2005, the Company incurred a loss of $820,338 (2004 – loss of $199,368). The Company's administrative expenses were $470,761 (2004 - $200,511). Stock compensation expense was $398,006 (2004 - $Nil) The Company acquired its Burkina Faso properties in March 3, 2005, and accordingly expenditures prior to this period were limited to pursuing the acquisition of target properties and general corporate matters. The increase in expenses for the periods under review is attributable to an increase in salaries and benefits for two officers and two employees in Toronto and increased travel and promotion costs. Stock compensation expense increased by $398,006 relating to the grants of 2,975,000 options to directors, officers and consultants of the Company and comprises the balance of this increase over the corresponding period.

Project expenditures were $400,107 for the three months ended December 31, 2005 (2004: $Nil) due to the completion of the 25,000 metre drilling program, project engineering, environmental, resource and mine engineering studies. The Company was inactive in 2004 and 2003 and accordingly, there were no exploration expenditures in these years.

<u>Six Months Ended December 31, 2005</u>

For the six month period ended December 31, 2005, the Company had a loss of $1,166,872 (2004 – loss of $384,990). The Company's expenses were $1,330,060 (2004 - $386,680). These increases for the six months ended December 31, 2005 over the corresponding period are as explained above.

Project expenditures were $2,118,832 for the six months ended December 31, 2005 (2004: $330,060) due to the completion of the 25,000 metre drilling program, project engineering, environmental, resource and mine engineering studies. The Company incurred $330,060 in expenses in the first quarter of fiscal 2005 relating to the acquisition of the Burkina Faso properties.

The Company will continue to incur losses until commercial production and revenue generation commence.

Liquidity and Capital Resources

As at December 31, 2005, the Company had cash and cash equivalents of $979,088 compared to the June 30, 2005 balance of $4,530,762.This decrease is due to the conclusion of the drilling program on the Inata deposit and subsequent technical studies to support the Company's Exploitation License Application on the Inata Gold Mine as well as general and administrative expenses. The Company had negative working capital of $1,383,371 as at December 31, 2005 compared with a positive working capital of $745,129 at June 30, 2005. Resolute is owed approximately $1.8 million from the acquisition, these funds being due on January 31, 2006. Subsequent to year end, the Company raised approximately $2,800,000 mostly though a private placement of $1,000,000 and the exercise of warrants for $1,625,000. The Company is currently in negotiations to settle the amounts owing to Resolute. The Company's working capital situation could improve if the 9,264,706 warrants at $0.65 are exercised before the expiry date of September 3, 2006. The Company plans to fund the development of the Inata mine through additional equity and/or debt financing.

As indicated above, in January 2006, the Company raised $2,625,000 though a private placement of $1,000,000, and $1,625,000 from the exercise of 2,500,000 warrants granted as part of the March 2005 offering of units. The Company plans to use these funds for further development work on Inata, exploration on the Hounde area properties and general corporate expenses. As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000, and the exercise of warrants for $1,625,000, the Company has completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute. The Company has initiated discussions with Resolute to settle the amount that was due on January 31, 2006. At the time of writing, this amount has not been paid which results in simple interest of 10% on unpaid amounts. As part of its discussions with Resolute, the Company is seeking compensation for one permitted area and other items originally contemplated in the acquisition from Resolute on March 3, 2005.

There are 9,264,706 warrants in circulation to acquire shares at $0.65 per share until September 3, 2006. The Company's share price has recently been consistently well above this exercise price and it is anticipated that these warrants will be exercised before expiry, resulting in approximately $6 million gross proceeds. While the Company has been successful in the past in raising financing through the exercise of outstanding warrants and options, there is no guarantee that the Company will be as successful in the future.

The Burkina Faso government is currently reviewing the Company's application for the Exploitation License and the results of their review are expected in the third quarter of calendar 2006. The Company plans to use its current funds to fund a technical feasibility study for the Inata Gold Mine. It is anticipated that funding for the development of the Inata Gold Mine will come from additional equity financing and/or debt financing.

The Company is actively pursuing sources of financing to proceed towards developing the Inata Gold Mine and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Related Party Transactions

The Company entered into the following transactions with related parties:

At December 31, 2005, the Company owed $12,000 to Mr. Paul J. Morgan for management fees which are included in accounts payable and accrued liabilities. Mr. Morgan's fees are paid for in his capacity as Executive Chairman of the Company. The Company also paid Mr. Brian C. Irwin, a Director of the Company and a retired partner of a leading law firm, professional fees for corporate secretarial and general advisory services.

The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

Related party	Type of transaction	3 months ended December 31		6 months ended December 31	
		2005	2004	2005	2004
		$	$	$	$
Brian C. Irwin	Professional fees	12,000	38,206	24,000	48,135
Paul J. Morgan	Management fees	23,000	5,381	54,000	12,431
		35,000	43,587	78,000	60,566

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Appointment of Director

In December 2005, the Company welcomed the addition of Ms. Elizabeth A. Martin to the Board of Directors. Ms. Martin is a CMA with a strong financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, IAMGOLD Corporation and High River Gold Mines Ltd. She has had extensive experience with projects in Burkina Faso, West Africa, Russia and other areas of the world. Ms. Martin has also been appointed as Chair of the Audit Committee and a member of the Governance and Executive Compensation Committee.

Outlook

Our key objectives for the next twelve months include:

1. Raising the necessary financing for project development and exploration as well as working capital purposes;

2. Increase the mineable reserves at Inata, complete a bankable feasibility study and make a decision to mine ;

3. Additional exploration on our other properties which have promising gold showings with the objective of completing a resource estimation ; and

4. Improving our communications to all stakeholders.

SHARE CAPITAL INFORMATION

Common shares	39,935,906
Common share options	5,110,000
Common share purchase warrants	13,745,909
Agents' compensation options	718,066
Agents' compensation share purchase warrants	359,033
Common shares on a fully diluted basis	59,868,914

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company's officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.